================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                                ----------------
                                DANA CORPORATION
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    235811106
                                 (CUSIP Number)
                                 ---------------
                                 with copies to:

                                   Ken Maiman
                            Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)

                                  June 28, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

================================================================================

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                11,992,500
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                11,992,500
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,992,500
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Palomino Fund Ltd.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                10,507,500
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                10,507,500
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,507,500
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.00%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Appaloosa Management L.P.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       David A. Tepper
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
------ -------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") to the Schedule 13D filed on June 22, 2007 by the Reporting Persons (the "Schedule 13D") relates to the Common Stock of the Issuer and is being filed to amend the Schedule 13D as specifically set forth below.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4.  IS AMENDED AND RESTATED AS FOLLOWS:

     The Reporting Persons acquired the Shares for investment purposes in March 2006. The acquisition of the Shares was reported in a Schedule 13G filed by the Reporting Persons on March 7, 2006.

     The Reporting Persons understand that the Issuer has begun consideration of a business plan and forecast that might form the basis of a plan to emerge from Chapter 11 and, in connection therewith, has extended confidentiality agreements concerning its non-public information to other persons. Therefore, the Reporting Persons have requested that the Issuer enter into a confidentiality agreement with the Reporting Persons so that the Reporting Persons could obtain information concerning the Issuer to help the Reporting Persons determine, among other things, whether or not the Issuer's equity has value in a reorganization of the Issuer through the Issuer's Chapter 11 bankruptcy proceedings. The Reporting Persons still have not received a form of confidentiality agreement from the Issuer. The Reporting Persons continue to welcome the opportunity to engage in a dialogue with the Issuer regarding these issues.

     On June 28, 2007, AMLP sent a letter to the Issuer's board of directors (the "Board") asking that the Board terminate the Issuer's Rights Agreement, by and between the Issuer and the Bank of New York, successor to Mellon Investor Services LLC (formerly Chemical Mellon Shareholder Services, LLC) as Rights Agent, dated April 25, 1996 as amended (the "Rights Agreement") or at least make it inapplicable to shareholders working together to construct or propose an alternative to management's pending plan of reorganization.

     The foregoing summary of the June 28th Letter is qualified in its entirety by reference to the June 28th Letter, a copy of which is filed as Exhibit 2 to this Amendment.

     While the Reporting Persons do not have any current plans or proposals, except as otherwise described in this Statement, which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, but subject to the terms of applicable court orders, restrictions and agreements and to any limitations imposed by applicable law, including the Exchange Act, each of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock or other securities of or claims against the Issuer, (ii) sell or transfer shares of Common Stock or other securities or claims beneficially owned by it or him from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities or claims owned by such Reporting Persons. The Reporting Persons may seek the views of, hold discussions with, or respond to inquiries from members of the Issuer's management or Board of Directors or other persons including other stockholders, or holders of claims in the Issuer's bankruptcy proceedings, regarding the Issuer's affairs, restructuring or other strategic matters.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is supplemented as follows:

EXHIBIT NO.    DESCRIPTION
-----------    -----------------------------------------------------------------
     2         Letter sent by Appaloosa Management L.P. to the Members of the
               Board of Directors of Dana Corporation, dated June 28, 2007

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

                                                 APPALOOSA INVESTMENT LIMITED
                                                 PARTNERSHIP I

                                                 By: APPALOOSA MANAGEMENT L.P.,
                                                     Its General Partner

                                                 By: APPALOOSA PARTNERS INC.,
                                                     Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 PALOMINO FUND LTD.

                                                 By: APPALOOSA MANAGEMENT L.P.,
                                                     Its Investment Adviser

                                                 By: APPALOOSA PARTNERS INC.,
                                                     Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 APPALOOSA MANAGEMENT L.P.

                                                 By: APPALOOSA PARTNERS INC.,
                                                     Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 APPALOOSA PARTNERS INC.


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President


                                                 /s/ David A. Tepper
                                                 -------------------------------
                                                 David A. Tepper